YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

                   May 3, 2011

Mr. Robert Benton, Staff Accountant
and
Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Form 6-K filed February 18, 2011
File No. 001-33134

Dear Mr. Benton and Ms. Collins:

I am responding to your letter to Yucheng Technologies Limited, dated April 15, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with Mr. Benton and Ms. Maryse Mills-Apenteng, and we understand that we may provide the intended responses in this letter for the Staff consideration before the make the actual amendments in the Form 20-F, if any are required. Please feel free to contact Mr. Hudders.

Form 20-F for the Fiscal Year Ended December 31, 2009 Item 5. Operating and Financial Review and Prospects Critical Accounting Policies
Goodwill, page 56

1.	Please update us as to the fair value of your reporting unit at December 31, 2010 and explain further the following:

•
Tell us the fair value as determined using (a) the discounted cash flow analysis and (b) the market capitalization approach. To the extent that there are significant differences between the fair values from these two methodologies, explain the reasons for such differences in quantified terms;

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

•
Tell us how you determined the adequacy of the key assumptions used in your discounted cash flow analysis. For instance, for the December 31, 2009 analysis you cite the growth in your software & solutions revenues to support the growth rate assumptions used in your valuation. Tell us how the declining platform & maintenance revenues, which are also part of the reporting unit, were considered in your growth rate assumptions;

•
Explain further how you determined the control premium used in your analysis. In this regard, in an effort to explain the continued drop in your stock price, your various responses have referred to negative bias towards Chinese companies that were listed on the NASDAQ through reverse mergers and the continuing negative impact as more accounting issues are revealed at Chinese reverse takeover companies. Tell us how you considered these issues when determining your control premium. To the extent that you did not take these issues into consideration, then explain why not. Also, tell us how you considered whether selecting a control premium from comparable transactions in the PRC region versus the overall global market may be more appropriate given the issues noted; and

•
While the company believed the drop in your stock price on January 29, 2010 was only temporary, we note that your stock price has remained down for over a year, with only minimal short-lived increases. Explain further how you considered the fact that your market capitalization has remained below your net book value since January 2010 in concluding that your goodwill was not impaired;

Response

➢
The fair value of our reporting unit that generated the entire goodwill of the Company as determined using the discounted cash flow (DCF) analysis and the market capitalization was USD54.8 million and USD67.2 million, respectively. The following table illustrates the reconciliation of valuation between the DCF analysis and market capitalization. The difference between the two methodologies is primarily due to the control premium, which we have further discussed in the third bullet point below. The difference between the market capitalization of the Company and the fair value of reporting unit represents the fair value of other reporting unit that is not covered by the DCF analysis.

(US$ ‘000s)		Market Cap. as of Dec. 31, 2010	Net Income for FY 2010
YTEC		67,187	5,788
Control Premium	17%	11,422
Market Cap. of YTEC after control premium		78,609
DCF Valuation of Reporting Unit		54,794	3,727
As % of Market Cap.		70%	64%

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

➢	The key assumptions used in our discounted cash flow analysis are as follows:
Growth rate	For 2011: 13% - 20% For 2012: 12% - 19% For 2013: 10% - 18% For 2014: 10% - 18% For 2015: 10% - 18% For 2016: 13.0% For 2017: 8.0%
Discount rate	18.0%
Risk free rate	4.34%

According to the annual research report of IDC, an independent third party who published an industry research report about IT services in the Chinese banking sector, the industry has been growing and is forecasted to grow at over 19% on an annual basis for the next five years. We assume that our Software & Solutions revenue will grow at 22% in 2011, and at 20% every year between 2012 and 2015, which are slightly higher than the IDC forecast. As a leading company in the industry, we believe it is a conservative assumption.

The growth rate of Platform & Maintenance services revenue is expected to be declining going forward. After the economic tsunami in late 2008, the revenue from System Integration services dropped significantly in 2009 and led to the drop of Platform & Maintenance revenues from 2008 to 2009. However, with reference to our compound annual growth rate of 37.8% prior to the economic tsunami during 2006, 2007 and 2008, our estimated growth rates used in the discounted cash flow analysis was 13% in 2011 and was lowered to 8% in 2017 which are considered conservative.

➢
There are not enough transactions to perform a general analysis of control premium in China based on the relevant data from Bloomberg. As a result, we use all the M&A transactions in software industry in Asia Pacific-Emerging Market as comparable transactions to analyze the control premium. The control premium was the median of the control premiums of this sample base, which is at 17%.

There has been strong negative bias in the last twelve months toward public Chinese companies that went public through reverse take-over (RTO) on Nasdaq, leading to very thin trading volume (average trading volume less than 100,000 shares) and very low PE ratio (average about 8 times) in general for those companies. We understand that there are currently a number of companies that have taken initiatives in the last twelve months to go private due to, among other things, the above reasons. In this connection, we analyzed the announced proposals in the table below, as a reference for our control premium analysis. The mean and median control premium for these five proposed going private transactions are 32% and 34%, respectively, based on the average closing price of these companies in the past 30 days before the announcement, and are 30% and 26%, respectively, based on the closing price of these companies one day before the announcement. All of these are well above the 17% control premium we used in our impairment assessment. Based on the M&A transactions in software industry in Asia Pacific-Emerging Market and the recent privatization proposal, we conclude that the control premium of 17% we used is very conservative.

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

Company	Announcement Date	Premium over 1-Day Prior Price	Premium over 30-Day Prior Avg. Price
Funtalk China Holdings Limited (FTLK)	3/25/2011	15%	34%
China Security & Surveillance Technology, Inc. (CSR)	3/8/2011	59%	40%
Chemspec (CPC)	11/11/2010	27%	25%
Fushi Copperweld Inc (FSIN)	11/3/2010	26%	24%
Harbin Electric, Inc (HRBN)	10/11/2010	20%	37%
Mean		30%	32%
Median		26%	34%

➢
Compared with comparable companies, our P/E ratio is much lower than the industry average, we believe our company’s market value is undervalued. In addition, many other IT services companies, domestic or international, are very interested in entering into the banking IT services sector in China. As one of the leading companies in the sector and distressed valuation, we have been mentioned as a very attractive acquisition target in the past. Our DCF analysis with very conservative assumptions also yielded the same conclusion regarding the valuation. In addition, market capitalization is only an indicator, but not conclusive in determining whether our goodwill should be impaired. Consequently, based on the analysis we conducted, we conclude our goodwill is not impaired.

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

Item 8. Financial Information

Consolidated Statements of Operations, page F-4

2.
We note the table in your response to prior comment 4 where you provide a breakdown of revenues that you intend to include in your next Form 20-F. It appears that the service revenues included in this table combines maintenance and agency revenues (currently classified within platform & maintenance services) with software and solutions revenues. Considering the software and solutions revenue line item is comprised of bundled arrangements that include both product and services, which are not separable for U.S GAAP purposes, it is unclear how you determined that it is appropriate to combine such revenues with maintenance and agency revenues and refer to such revenues as “services”. We will not object if you continue to disclose the software and solutions revenues separately as bundled arrangements that include both product and services, but it is unclear how you intend to comply with the guidance in Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X as it relates to the platform and maintenance services revenues. In this regard, it appears that are able to allocate the platform & maintenance services line item between product and services. Considering this line item included services revenues in fiscal 2009 and product revenues in fiscal 2008 that were greater than 10% of total revenues, it would seem that these revenues should be disclosed separately on the face on the consolidated statements of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. Please explain further how you intend to comply with this guidance.

Response

Software & Solutions includes revenues we generated from software and software-related solutions, such as sale of proprietary software licenses, custom software development, IT consulting services and implementation while Platform & Maintenance Services revenue consists of revenues we generated from the procurement and resale of third-party hardware and software to our clients, the related installation and integration services, IT maintenance and other services.

Platform & Maintenance Services business is a legacy business that is no longer the core business of the company as its growth rate is much lower than that of the software & solutions and it is not as sustainable as the software & solution business either. As a result, investors place a lot more focus on software & solutions business than the platform & maintenance services business.

In our next 20-F, the product revenues would be separately disclosed on the face of the consolidated statements in order to comply with Rule 5-03(b)(1) and (2) of Regulation S-X. The following is the template we intend to use for our future consolidated statements.

Revenues
Software & Solutions
Platform
Maintenances Services
Total revenues

Cost of sales
Software & Solutions
Platform
Maintenances Services
Total COS

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

Note 14. Reserves, page F-40

3.
We note your response to prior comment 2 where you provide the amount of accumulated profits of your consolidated PRC entities that are available for dividend distribution. Please revise to also disclose, in quantified terms, the amount of net assets of your PRC entities that are currently restricted and not available for distribution to the Group. In this regard, we note that PRC laws and regulations restrict a company’s PRC subsidiaries and VIES from transferring certain of their net assets either in the form of dividends, loans or advances and amounts restricted may include registered capital, additional paid-in-capital and statutory reserves. Accordingly, your disclosures, both here and in your liquidity section, should be revised to further explain these restrictions and to clearly disclose the amounts of your PRC entities that are restricted from distribution in addition to your current discussion of the amounts that are available for dividend distribution. Please provide your proposed revised disclosures..

Response

The amount of net assets of our PRC entities that may not be transferred to the parent company in form of loans, advancesor cash dividends without the consent of a third party (i.e. lender, regulatory agency, government, etc) approximated US$104.3 million, which included the registered capital, additional paid-in capital, and statutory reserves of our PRC entities.

In the note of our financial statements in our next Form 20-F, the follow language would be added related to the statutory surplus reserves.

“As of December 31, 2009, the accumulated balance of our statutory surplus reserve amounted to RMB43.1 million ($6.3 million) that is restricted and not distributable in the form of cash dividends.”

We will also include the following language in the Liquidity and Capital Resources that is amended from our response to prior comment 2 in which the amended wordings are underlined:

“There are differences between the accumulated profits pursuant to Chinese Generally Accounting Principles and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated $7.6 million as of December 31, 2009. The major differences are due to different treatment in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv) recognition of tax losses. Pursuant to the applicable PRC laws and regulations, 10% of after-tax profit of each of the Company’s PRC entities, as determined under the Chinese Generally Accepted Accounting Principles, is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. In addition, the registered capital and additional paid-in capital of the Company's PRC entities may not be transferred to the Company in form of loans, advances or cash dividend without the consent of PRC government.  As of December 31, 2009, the registered capital, additional paid-in capital, and statutory surplus reserves amounted to RMB712.2 million (US$101.3 million). Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding. However, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. As a result, currently it has no adverse impact on our operations and our planned use of our capital.”

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

Consolidated Statements of Operations, page F-4

4.
In addition, tell us how you considered the requirements of Item 4(b) of Form F-1 and Rule 5-04(c) of Regulation S-X in determining whether parent only financial statements should be provided. Please provide the calculations that support your conclusions.

Response

Pursuant to Rule 5-04(c) of Regulation S-X, a condensed financial information of registrant would be required when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009, the total restricted net assets amounted to $104.3 million, which exceeded our consolidated net assets. As a result, parent only financial statements should be provided.

In our next Form 20-F, parent only financial statements will be included.

Form 6-K Filed February 18, 2011

5.
We note your response to our prior comment 5 where you indicate that revenues from certain resale project contracts were incorrectly recognized on a gross basis. Tell us what prior period(s) the fourth quarter 2009 adjustment relates to and tell us the impact on your GAAP financial statements for each period in which revenues were overstated. Also, tell us whether similar adjustments were recorded in any other periods and tell us how you determined that correcting this error in the fourth quarter of fiscal 2009 was appropriate. In addition, please confirm that you intend to disclose the nature of the fourth quarter 2009 non-GAAP adjustment in future filings.

Response

The adjustment in Q4 2009 is related to Q1, Q2, and Q3 of 2009, with most of the adjustment  related to Q1 2009. The cost adjustment in Q3 2010 is different from the non-GAAP adjustment in Q4 2009. We started signing more contracts as resale business in Q1 2009 and we did not find the error until Q4 2009 when we decided to make the adjustment at the earliest possible time in Q4 2009, which we believe is the appropriate thing to do. The following table details the adjustment impact for platform & maintenance services business on each quarter in 2009.

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

(in US$)	Q1	Q2	Q3	Q4
Announced Result Revenues Costs Gross Profits	4,252,445 (3,366,987) 885,457	2,576,986 (555,564) 2,021,422	3,501,689 (2,435,127) 1,066,562	-440,901 1,286,811 845,909
Adjustment Revenues Costs Net Adjustment	(2,397,087) 2,397,087 0	(274,000) 274,000 0	(1,464) 1,464 0	2,675,493 (2,675,493) 0
Correct Result Revenues Costs Gross Profits	1,855,358 (969,901) 885,457	2,302,986 (281,563) 2,021,422	3,500,225 (2,433,663) 1,066,562	2,234,592 (1,388,683) 845,909

No similar adjustments were recorded in any other periods.

We confirm that we intend to disclose the nature of the fourth quarter 2009 non-GAAP adjustment in future filings.

6.
Your response to prior comment 7 indicates that “in order to have a comparable disclosure to the earnings release of Q4 2009, the results of discontinued operations were added back to the results of the Group as the pro-forma results as if the POS business was not disposed during the year.” It would seem that the company already achieved comparable disclosures for Q4 2009 to Q4 2010 when you retroactively restated the fiscal 2009 financial statements to reflect the POS business as discontinued operations pursuant to ASC 205-20-45-3. Therefore, it remains unclear why you believe presenting financial data as if the POS business were not disposed of provides useful information to investors.

In this regard, it seems that investors can easily determine from the GAAP financial statements whether or not the company benefitted from disposal of the business. Please explain further your reasons for presenting this non-GAAP measure.

Response

The correct statement should be “in order to have a comparable disclosure to the earnings forecast the company gave for Q4 2010 and fiscal year 2010 during the earnings conference call for Q3 2010, the results of discontinued operations were added back to the results of the Group as the pro-forma results as if the POS business was not disposed during the year. It is a measure that can help investors to do apple to apple comparison between forecast and actual results”

YUCHENG TECHNOLOGIES LIMITED 北京宇信易诚科技有限公司

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/s/ Steve Dai
Steve Dai,
Chief Financial Officer